Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308

September 30, 2016

VIA EMAIL (COLLINGSN@SEC.GOV)

Ms. Nicole Collings

U.S.  Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.

Post-Qualification Amendment No. 31 filed
September 29, 2016 To Offering Statement on
Form 1-A qualified December 15, 2015
File No. 024-10496

Dear Ms. Collings:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Groundfloor Finance Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A Post-Qualification Amendment, so that it may be qualified on Friday, September 30, 2016.

The Company respectfully informs the staff that no participant in the offering is required to clear its arrangements with FINRA.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 758-8041. Thank you in advance for your assistance.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President,

Legal & Regulatory
Groundfloor Finance Inc.

cc:	Securities and Exchange Commission
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